November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Michael Davis and Pam Howell

Re:	Everest Consolidator Acquisition Corporation
Registration Statement on Form S-1 (File No. 333-260343)
Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representative of the underwriters, hereby join with Everest Consolidator Acquisition Corporation’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 23, 2021 at 4:15 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representative of the underwriters, we have distributed approximately 362 copies of the preliminary prospectus, dated November 18, 2021, through the date hereof.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

BofA Securities Inc. As representative of the Underwriters BOFA SECURITIES INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to UW Acceleration Request]